FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL BoD DECISIONS DATED OCTOBER 24, 2005

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

On October 24, 2005, the Board of Directors of Turkcell, resolved the following decisions;

1)	To pay TRY 35,000,000 to Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Holding”), Turkcell’s wholly owned subsidiary, in the form of capital advance, which shall be used in the future capital increase of Astelit based in Ukraine which is Turktell Holding’s indirect subsidiary.

2)	Within the framework of Çukurova Holding A.S’s proposal regarding our Company’s purchase of 50% shares of A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”) owned by Yapi ve Kredi Bankasi A.S. in return of a consideration amounting to USD 150,000,000.- as per Çukurova Holding A.S.’s intention to exercise of its option under the A-Tel Option Agreement (“Agreement”) executed between Yapi ve Kredi Bankasi A.S. and Çukurova Holding A.S. on 28 September 2005 regarding the exercise of the option to buy or sell 50% of A-Tel shares owned by Yapi ve Kredi Bankasi A.S. in return of a consideration of USD 150,000,000.- as per the terms of the Agreement, it has been resolved to conduct a tax, legal and financial due diligence review in A-Tel and to resolve on Çukurova Holding A.S.’s foregoing proposal upon our Board’s review of the due diligence report and A-Tel’s evaluation to be made by an audit firm or an investment bank as per such report and to authorize our Company’s management to conduct and/or have conducted the required actions and transactions in this respect.

Since 1999, the business cooperation between Turkcell and A-Tel has provided important support to Turkcell’s sales and marketting activities. With the brand name Muhabbet Kart, it has proved successful in a competitive environment through well structured campaigns and as a result recorded 5.3 million as of September 30, 2005 subcription to prepaid subscriber base. This figure corresponds to 25% in Turkcell’s total prepaid subscriber base that reached 21.4 million (as of September 30, 2005). With the acquisition of 50% stake in A-Tel, we believe we shall be better positioned in the changing competitive environment and achieve more benefits when optimizing our sales and marketing efforts. Besides the strategic perspective we have summarized above, on the financial side, as stated in the Board of Director’s decision, the acquisition shall be completed upon the necessary studies and in the case of a positive outcome, to be conducted by independent parties.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 25.10.2005, 09:30	Koray Ozturkler Investor Relations 25.10.2005, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 25, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer